Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

April 11, 2017	JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

VIA EDGAR

Karen Rossotto, Esq.

David Manion

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re: FS Investment Corporation III

       Registration Statement on Form N-2 (File No. 333-215360)

Dear Ms. Rossotto and Mr. Manion:

On behalf of FS Investment Corporation III (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation on January 31, 2017 regarding the Company’s Registration Statement on Form N-2 (File No. 333-215360) (the “Registration Statement”) and the prospectus included therein. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.

We also describe below the changes that the Company has made in response to the Staff’s comments in Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-191925), filed by the Company on March 28, 2017 (the “Post-Effective Amendment”). We note supplementally that the Company intends to file a Pre-Effective Amendment No. 1 to the Registration Statement in the near future, which will also reflect the changes described below.

Prospectus Summary

FS Investment Corporation III

1.     The disclosure states that the Company seeks to meet its investment objectives by “focusing primarily on debt investments in a broad array of private U.S. companies, including

Karen Rossotto, Esq. David Manion April 11, 2017 Page 2

middle market companies.” For consistency with disclosure elsewhere in the prospectus, please revise this disclosure to state that the Company focuses primarily on debt investments “in a broad array of private U.S. middle market companies.”

The Company accepts the Staff’s comment and has revised the disclosure in the Post-Effective Amendment.

2.     The disclosure states that the Company seeks to meet its investment objectives by “maintaining rigorous portfolio monitoring, in an attempt to anticipate and pre-empt negative credit events” within its portfolio. Please disclose examples of negative credit events.

The Company accepts the Staff’s comment and has revised the disclosure in the Post-Effective Amendment to read as follows:

“maintaining rigorous portfolio monitoring, in an attempt to anticipate and pre-empt negative credit events within our portfolio, such as an event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company.”

3.     Please describe senior secured loans, second lien secured loans and subordinated loans in plain English in the “Prospectus Summary” section.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Post-Effective Amendment to include a cross reference to the “Investment Objectives and Strategies” section for a more detailed description of the types of investments that comprise the Company’s investment portfolio.

4.     Please provide additional disclosure on what is meant by “opportunistic investments.”

The Company accepts the Staff’s comment and has revised the disclosure in the Post-Effective Amendment to read as follows:

“Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure or otherwise make opportunistic investments, such as where the market price of loans, bonds or other securities investments reflects a lower value than deemed warranted by our fundamental analysis, which we believe may occur due to general dislocations in the markets, a misunderstanding by the market of a particular company or an industry being out of favor with the broader investment community and may include event driven investments, anchor orders and CLOs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” for additional information about opportunistic investments.”

Karen Rossotto, Esq. David Manion April 11, 2017 Page 3

5.     Please disclose that below investment grade securities are known as “junk bonds.”

The Company acknowledges the Staff’s comment and respectfully submits that the requested disclosure is included on the cover page of the prospectus, in the summary risk factors included on page 10 of the prospectus in the “Prospectus Summary” section and on page 44 of the prospectus in the “Risk Factors” section.

Status of Our Continuous Public Offering, Page 4

6.     Please supplementally explain whether the closing of the IBD Channel has any impact on investors.

The Company respectfully submits that sales through the IBD Channel have historically constituted the majority of shares sold in the Company’s continuous public offering. If the Company is only able to sell a portion of the shares registered for sale in its continuous public offering, it will limit the amount of proceeds the Company is able to raise and may negatively impact the Company’s ability to fully implement its investment strategies.

Risk Factors, Page 9

7.     Please add summary risk factors describing the risks associated with the Company investing in derivatives and equity-related interests, such as rights and warrants.

The Company accepts the Staff’s comment and has added the following summary risk factors in the “Prospectus Summary” section of the Post-Effective Amendment:

“We may from time to time enter into credit default swaps or other derivative transactions that seek to modify or replace the investment performance of a particular reference security or other asset. These investments may present risks in excess of those resulting from the referenced security or other asset. Because these transactions are not an acquisition of the referenced security or other asset itself, the investor has no right directly to enforce compliance with the terms of the referenced security or other asset and has no voting or other consensual rights of ownership with respect to the referenced security or other asset. In the event of insolvency of a counterparty, we will be treated as a general creditor of the counterparty and will have no claim of title with respect to the referenced security or other asset. Derivative investments effectively add leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market.”

Karen Rossotto, Esq. David Manion April 11, 2017 Page 4

“Certain investments that we may make may include equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or other equity or the cash value of common stock or other equity. In addition, we may make direct equity investments in portfolio companies. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We may also be unable to realize any value if a portfolio company does not have a liquidity event.”

Share Repurchase Program

8.     Please consider revising the disclosure “stockholders should not expect to be able to sell their shares promptly or at a desired price” to state that “stockholders should not expect to be able to sell their shares at a desired price or at all.”

The Company accepts the Staff’s comment and has revised the disclosure in the Post-Effective Amendment.

9.     Please clarify the disclosure describing the limitations on how many shares will be eligible for repurchase under the share repurchase program.

The Company accepts the Staff’s comment and has revised the disclosure in the Post-Effective Amendment to read as follows:

“We currently intend to limit the number of shares of common stock to be repurchased during any calendar year to the lesser of (i) the number of shares of common stock we can repurchase with the proceeds we receive from the issuance of shares of our common stock under our distribution reinvestment plan and (ii) 10% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 2.5% in each calendar quarter. Because our distribution reinvestment plan is structured as an “opt-in” program that requires stockholders to affirmatively elect to have their cash distributions reinvested in additional shares of common stock, such requirement may contribute to the illiquidity of our shares. At the discretion of our board of directors, we

Karen Rossotto, Esq. David Manion April 11, 2017 Page 5

may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase shares of common stock. In addition, we will limit the number of shares of common stock to be repurchased in any calendar year to 10% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 2.5% in each calendar quarter, though the actual number of shares of common stock that we offer to repurchase may be less in light of the limitations noted above. We currently intend to offer to repurchase such shares of common stock on each date of repurchase at a price equal to the Institutional offering price in effect on the date of repurchase. FSIC III Advisor will not receive any separate fees in connection with the repurchase of shares under our share repurchase program.”

Advisory Fees, Page 22

10.     Please disclose that “gross assets” for purposes of determining the base management fee includes leverage and, if applicable, disclose any related conflict of interest with FSIC III Advisor.

The Company acknowledges the Staff’s comment and respectfully submits that the requested disclosure is included in the summary risk factors included on page 12 of the prospectus in the “Prospectus Summary” section and on page 61 of the prospectus in the “Risk Factors” section.

Risk Factors

Risks Related to Our Continuous Public Offering and an Investment in Our Common Stock, Page 40

11.     Please add “or at all” at the end of the risk factor “We are not obligated to complete a liquidity event by a specified date.”

The Company accepts the Staff’s comment and has revised the disclosure in the Post-Effective Amendment.

Risks Related to Our Investments, Page 44

12.     Please include a summary risk factor in the “Prospectus Summary” section relating to investments in non-U.S. securities. If applicable, please disclose that the Company has or may invest in emerging markets and disclose the associated risks.

The Company acknowledges the Staff’s comment and has added the following summary risk factor in the “Prospectus Summary” section of the Post-Effective Amendment:

Karen Rossotto, Esq. David Manion April 11, 2017 Page 6

“We may invest in non-U.S. securities to the extent permitted by the 1940 Act. Because evidences of ownership of such securities usually are held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on such non-U.S. securities. Because non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.”

The Company respectfully submits that it presently has no intention of investing in emerging markets but that it will continue to review its disclosure, as applicable, in future filings.

Investment Objectives and Strategies

Investment Types, Page 167

13.     Please consider whether additional disclosure is necessary regarding the Typical Leveraged Capital Structure Diagram and the associated level of risk pertaining to each investment type.

The Company acknowledges the Staff’s comment and respectfully submits that it has reviewed the disclosure and believes it to be adequate. The diagram is described in more detail immediately prior to where it appears on page 167 of the prospectus and a detailed description of each investment type included in the diagram is provided immediately thereafter on pages 168 and 169 of the prospectus.

Portfolio Management

GDFM Potential Conflicts of Interests, Page 193

14.     Please supplementally confirm that future material conflicts of interest that may arise in connection with GDFM’s management of the Company’s investments, on the one hand, and the investments of other accounts, on the other hand, will be disclosed in the Company’s prospectus. Please refer to the information required by Item 21.1.d of Form N-2.

The Company acknowledges the Staff’s comment and supplementally confirms that future material conflicts, if any, required to be disclosed pursuant to Item 21.1.d of Form N-2 will be disclosed in future filings.

Karen Rossotto, Esq. David Manion April 11, 2017 Page 7

Accounting Comments

Pages 12, F-31 and F-110

15.     Please define the term “gross assets” in the prospectus and, in future filings, in the notes to the financial statements.

The Company accepts the Staff’s comment and has defined the term “gross assets” where it first appears in the Post-Effective Amendment, and will define such term where it first appears in the notes to financial statements in future filings.

16.     Please update the tabular disclosure illustrating the effect of leverage required by Item 8.3(b)(3) of Form N-2 to correctly indicate any negative numbers.

The Company accepts the Staff’s comment and has updated the disclosure in the Post-Effective Amendment.

17.     Please update the discussion of reimbursement of expenses to state that it is based on the distribution rate at the time of waiver/reimbursement and repayment and that it is subject to repayment within three years from the time such costs were incurred.

The Company acknowledges the Staff’s comment and respectfully submits that the requested disclosures are included in the discussion of expense reimbursement on pages 90-91 of the prospectus in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

Pages 125-126

18.     Please supplementally explain the Company’s accounting policy for offering and organization costs. Specifically, please supplementally explain whether the 1.5% of gross proceeds from the Company’s continuous public offering that FSIC III Advisor is entitled to until all offering and organization costs funded by FSIC III Advisor and its affiliates have been recovered is capitalized in the account “capital in excess of par value” and please supplementally indicate whether this account is reduced as offering and organization costs are incurred.

Karen Rossotto, Esq. David Manion April 11, 2017 Page 8

The Company acknowledges the Staff’s comment and supplementally explains that the Company reimbursed offering and organization costs to FSIC III Advisor in an amount of 1.5% of gross proceeds from the Company’s continuous public offering until all offering and organization costs incurred by FSIC III Advisor on behalf of the Company were fully reimbursed. Offering costs were charged to “capital in excess of par value” and organization costs were expensed.

After FSIC III Advisor was fully reimbursed, the Company paid directly its offering costs and charged such costs to “capital in excess of par value” until December 31, 2015. Effective January 1, 2016, the Company defers and amortizes offering costs to expense over twelve months. Such change in the Company’s accounting treatment of offering costs followed discussions with the Staff and is disclosed in the notes to financial statements in the summary of significant accounting policies.

General

19.     We note that offering costs are now deferred and amortized over 12 months. The discussion relating to the accounting treatment of offering costs in the prospectus, particularly with respect to the 1.5% of gross proceeds from the Company’s continuous public offering that FSIC III Advisor is entitled to until all offering and organization costs funded by FSIC III Advisor and its affiliates have been recovered, is confusing in light of disclosure in the notes to the financial statements. Please clarify this disclosure.

The Company acknowledges the Staff’s comment and supplementally explains that the discussion relating to the accounting treatment of offering costs is in the prospectus because it was the treatment utilized by the Company until such time that all offering and organization costs incurred by FSIC III Advisor on behalf of the Company were fully reimbursed.

20.     We note that after the first 12 months of operations (after 4/2/15 in the case of the Company), all offering and organization costs should be expensed as incurred. Please supplementally confirm whether the Company has done so.

The Company acknowledges the Staff’s comment and respectfully submits that based on prior correspondence with the Staff, it changed its accounting policy effective January 1, 2016 to defer and amortize offering costs over twelve months. Prior to January 1, 2016, the Company charged its offering costs to “capital in excess of par value.” Organization costs were fully expensed prior to commencement of investment operations.

Karen Rossotto, Esq. David Manion April 11, 2017 Page 9

21.     Please supplementally confirm who receives the benefit of the 1.5% of gross proceeds from the Company’s continuous public offering that are recoverable for incurred offering and organization costs? We note that the deferred amount of such costs at September 30, 2016 is approximately 4 basis points and would not have a material impact on the Company.

The Company acknowledges the Staff’s comment and supplementally explains that FSIC III Advisor was reimbursed by the Company in an amount of 1.5% of the gross proceeds from the Company’s continuous public offering until all offering and organization costs incurred by FSIC III Advisor on behalf of the Company were fully reimbursed. After such time, the Company paid directly its offering costs and there was no further reimbursement to FSIC III Advisor for offering and organization costs.

22.     In your next pre-effective amendment to the Registration Statement, please include an updated auditor consent.

The Company accepts the Staff’s comment and has filed an updated auditor consent as an exhibit to the Post-Effective Amendment.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:       Stephen S. Sypherd

              FS Investment Corporation III